

June 4, 2020

Michael Kaplan
Secretary
Red Robin Gourmet Burgers, Inc.
6312 S. Fiddler's Green Circle, Suite 200N
Greenwood Village, CO 80111

> **Re: Red Robin Gourmet Burgers, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 29, 2020**
> **File No. 333-238806**

Dear Mr. Kaplan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David Huntington, Esq.